

October 4, 2010

<u>Via U.S. Mail and Facsimile</u>

Martin S. Smiley
Chief Financial Officer and General Counsel
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1711

> **Re:** **mPhase Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 21, 2010**
> **File No. 000-30202**

Dear Mr. Smiley:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Background, page 11</u>

1. Given your revised disclosure that you have 1,209,913,205 shares outstanding and 2,179,145,534 shares reserved in addition to the shares underlying your debt convertible into 614,626,477 shares, it appears that you a significant number of shares reserved for purposes other than your debt convertible into 614,626,477 shares that exceed your 2,000,000,000 authorized shares. Therefore, we reissue comment 8 in our letter to you dated January 22, 2010 that asks you to disclose, for each use of shares for which you are seeking authorization, all information that would be required in a proxy statement if shareholders were separately voting on such use.

Reasons for and Effects of the Proposal, page 11

2.   The table in your proxy statement differs from the table provided in your response
        letter. Please revise.

3.   Regarding your response to prior comment 6:
        • Footnote 4 to the table on page 20 indicates that the table includes shares
          underlying notes; however, given the number of shares not underlying options
          or warrants included in the table, it is unclear how the shares reflected in that
          footnote are also included in the table. Please advise or revise.
        • Reconcile your disclosure of the number of shares into which the officer notes
          are convertible in the last sentence on page 13 with the penultimate sentence
          in the third paragraph on page 11.
        • The last bullet point of prior comment 6 asked for you to tell us which exhibit
          to your Form 10-K represents the officer notes. Your response does not
          address that question; therefore, we reissue that bullet point.

4.   From your answer to prior comment 8 and your references to your fiscal 2009
        10-K in your proxy material, it is unclear whether you believe that some or all of
        the information in the 10-K is required in your proxy disclosure or whether you
        otherwise intend for it to be part of your proxy statement. If so, the age of the
        information presented must be no later than required under Rule 3-12 or 8-08 of
        Regulation S-X, as applicable. Please update or revise your proxy statement for
        clarity regarding whether you intend your Form 10-K information be part of your
        proxy statement.

Outstanding Convertible Debentures, page 14

Arrangement #2…, page 14

5.   We note that the cash received for the 12% convertible note maturing on August
        10, 2012 exceeds the sum of the initial cash payment, the principal amount of the
        promissory note, and interest on the promissory note. Please disclose the reason
        for this.

Reparation Shares, page 17

6.   Refer to the last sentence of the first paragraph in this section. Your disclosure
        does not appear to explain fully the difference between the number of shares that
        you disclose you issued to date and the number of shares that you disclose you
        issued prior to your fiscal year ended June 30, 2008. Please clarify.

7.   We reissue the fourth bullet point of prior comment 11 because you only disclose the year in which the reparation shares were issued. Please revise to disclose the specific date.

8.   Please clarify your disclosure to indicate the full extent of your relationship with Janifast and Microphase so that it is clear how these entities are related parties. To the extent that Janifast is no longer in existence, as you disclose in your Form 10-K for the fiscal year ended June 30, 2009, disclose the treatment of the shares in the liquidation.

9.   We reissue the third bullet point of prior comment 11 because your response did not specify the location of prior disclosure required by Regulation S-K Item 404 with regard to the reparation arrangements and payments.

10.   We reissue prior comment 12 because you did not tell us where you filed the documents that govern arrangements 3 and 4 that you mention on page 14.

Security Ownership…, page 20

11.   Regarding your response to prior comment 15, please disclose the names of all the natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of Microphase.

12.   Please expand your response to prior comment 16 to tell us the specific date that you issued to JMJ 142,920,635 shares mentioned on page 14. Also tell us the specific date that JMJ resold those shares such that it no longer more than 5% of your common stock, and provide us your complete analysis of how those sales by JMJ were consistent with Section 5 of the Securities Act.

Executive Compensation, page 22

13.   Please tell us how your response to prior comment 17 is consistent with your disclosure on page 60 of your Amendment No. 6 to your Form 10-K and how you intend to reconcile the disclosure.

14.   We note that you updated only the Summary Compensation Table in response to prior comment 18. We therefore reissue our comment as it relates to the remainder of your executive compensation disclosure.

15.   Please confirm the accuracy of the information in the "Total" column of your Summary Compensation Table. We note for example, that the Total for Mr. Smiley does not appear to represent the sum of the previous columns.

16.   Please tell us why you do not identify the nature of the 2010 "Other" compensation in your Summary Compensation Table.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 if you have any questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief